

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2019

Michael F. Carotenuto
Chief Financial Officer
Cambridge Bancorp
1336 Massachusetts Avenue
Cambridge, MA 02138

      Re: Cambridge Bancorp
           Registration Statement on Form S-3
           Filed October 22, 2019
           File No. 333-234286

Dear Mr. Carotenuto:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Gessert at 202-551-2326 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance